SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of August, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: August 31, 2005	By:	/s/ Allan G. Bulckaert
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 31, 2005

FOR IMMEDIATE RELEASE

BENNETT ENVIRONMENTAL ANNOUNCES

AGREEMENT IN PRINCIPLE TO SETTLE SECURITIES CLASS ACTION

Oakville, Ontario, August 31, 2005 — Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that it had reached an agreement in principle to settle the previously disclosed consolidated securities class action against it and certain of its present or former officers that is pending in the United States District Court for the Southern District of New York.

Under the proposed settlement, all claims asserted against the Company and the other named defendants in that action will be dismissed with prejudice with no admission or finding of wrongdoing on the part of any defendant. The proposed settlement will provide for an aggregate cash payment to class members of US$9.75 million, which will be paid primarily by the Company’s insurance carriers with a contribution of US$750,000 to come from the Company.

The proposed settlement is subject to negotiation of definitive settlement documents and preliminary and final court approvals following notices to shareholders and members of the class.

The consolidated securities class action, In re Bennett Environmental Inc. Securities Litigation, arose from a number of purported class actions that were originally filed in 2004 based on the Company’s public statements concerning its subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project. The class is represented by Metropolitan Capital Advisors, L.P. and Metropolitan Capital Partners III, L.P., the Court-appointed lead plaintiffs, and by Bernstein Litowitz Berger & Grossmann LLP as the Court-appointed lead plaintiffs’ counsel.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com.